SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY
                                 (the "Company")

         This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

Item 1.  Type of security or securities.

         Series B 5.12% Senior Notes due May 15, 2003 (the "Series B Notes") Series C 6.55% Senior Notes due May 15, 2008 (the "Series C Notes" and, together with the Series B Notes, the "Notes")

Item 2.  Issue, renewal or guaranty.

         Issue

Item 3.  Principal amount of each security.

         Series B Notes:   $20,000,000
         Series C Notes:   $45,000,000

Item 4.  Rate of interest per annum of each security.

         Series B Notes:   5.12%
         Series C Notes:   6.55%

Item 5. Date of issue, renewal or guaranty of each security.

        The Notes:        May 17, 2001

Item 6. If renewal of security, give date of original issue.

         Not Applicable


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Item 7.  Date of maturity of each security.

         Series B Notes:   May 15, 2003
         Series C Notes:   May 15, 2008

Item 8.  Name of person to whom each security was issued, renewed or guaranteed.

         The Company issued and sold the Notes to ABN AMRO Incorporated and SunTrust Equitable Securities Corporation, as the Underwriters, pursuant to an Underwriting Agreement dated May 8, 2001.

Item 9. Collateral given with each security, if any.

         None.

Item 10. Consideration received for each security.

         Series B Notes:   $19,950,000 (99.750% of the principal amount)
         Series C Notes:   $44,718,750 (99.375% of the principal amount)

Item 11. Application of proceeds of each security.

         The proceeds from the sale of the Notes will be applied by the Company to redeem in June 2001 the $20,000,000 outstanding principal amount of its First Mortgage Bonds, 6 3/8% Series due July 1, 2003 and to repay bank loans in the amounts of $10,000,000 maturing in May 2001 and bearing interest at the one-month London interbank offered rate plus 0.20%, $10,000,000 maturing in May 2001 and bearing interest at the three-month London interbank offered rate plus 0.16% and $10,000,000 maturing in June 2001 and bearing interest at 6.88% per annum. The balance of such proceeds will be used by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $56,942,000 as of May 8, 2001.

Item 12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

         a.       the provisions contained in the first sentence of Section
                  6(b)___

         b.       the provisions contained in the fourth sentence of Section
                  6(b)___

         c. the provisions contained in any rule of the Commission other than Rule U-48_X_ -


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                                      - 3 -

Item 13. Not Applicable.

Item 14. Not Applicable.

Item 15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

         Rule 52


Date:  May 18, 2001                         SAVANNAH ELECTRIC AND POWER COMPANY



                                            By: /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary